July 6, 2016

Mr. William H. Thompson

Accounting Branch Chief, Office of Consumer Products

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Comment Letter Dated June 15, 2016
IAC/InterActiveCorp
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 8-K filed May 4, 2016
File No. 0-20570

Dear Mr. Thompson:

Set forth below is the Company’s response to the Staff’s comment letter dated June 15, 2016.

Form 10-K for Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2015, 2014 and 2013

Revenue, page 33

1.              We note your disclosure of the percentage increase in Match Group, total Dating and International Direct revenue excluding the effect of foreign exchange in your discussion for the year ended December 31, 2015 compared to the year ended December 31, 2014.  These percentage increases are computed based on non-GAAP financial measures.  As such, in future filings please provide a reconciliation of Match Group, total Dating and International Direct revenues excluding the effects of foreign exchange with the most directly comparable financial measure calculated and presented in accordance with GAAP and the other disclosures required by Item 10(e)(1)(i) of Regulation S-K.  Please refer to question 104.06 of the Compliance and Disclosure Interpretations related to Non-GAAP measures updated May 17, 2016.

Response:  In response to the Staff’s comment, we will provide a reconciliation of Match Group, total Dating and International Direct revenues excluding the effects of foreign exchange with the most directly comparable financial measure calculated and presented in accordance with GAAP and the other disclosures required by Item 10(e)(1)(i) of Regulation S-K in future filings.

Item 8.  Consolidated Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements, page 60

General

2.              We note your disclosure on page 2 regarding the acquisition of Plentyoffish Media, Inc.  It appears that Plentyoffish Media, Inc. meets the definition of a significant subsidiary in Rule 1-02(w) of Regulation S-X.  As such, please tell us your consideration of disclosing the information required by ASC 805-10-50 with respect to the acquisition.

Response:  In response to the Staff’s comment, we respectively note that throughout the course of the year we evaluate acquired businesses to determine if they are individually material or material in the aggregate.  While we acknowledge that Plentyoffish Media, Inc. (“POF”) meets the definition of a significant subsidiary under Rule 1-02(w) of Regulation S-X, we note that ASC 805-10-50 does not provide explicit guidance as to what is considered material for business acquisitions.  In preparing the Form 10-K for the year ended December 31, 2015, we evaluated both quantitative and qualitative factors to determine whether POF represented a material acquisition that would require the disclosures stipulated by ASC 805-10-50 to be included therein.

From a qualitative perspective, we consider a variety of factors in determining whether an acquisition is material for purposes of disclosure.  One of the principal qualitative considerations is the business model of the acquired entity.  If the business model of the acquired business is generally comparable to the business model of one of our existing businesses and will, therefore, be included in an existing operating segment, we have applied a higher quantitative disclosure threshold in determining whether the disclosures required by ASC 805-10-50 should be included in our annual and quarterly filings.  We note that POF is a subscription-based and ad-supported provider of online personals, which is consistent with and comparable to the online personals business model of our Match Group operating segment.  While the purchase price of $575 million is relatively large as compared to some of our recent acquisitions, POF does not represent a significant or material change in our overall business.

Quantitatively, we note the following as of and for the year ended December 31, 2014 (pre-acquisition):

•                  Total assets of POF represented 0.9% of the total assets of the Company.

•                  Total purchase price of POF represented 13.5% of the total assets of the Company.

•                  Total pretax income of POF represented 11.7% of the pretax income of the Company.

Given the qualitative factors described above, in assessing the disclosure requirements of ASC 805-10-50 in the preparation of our Form 10-K for the year ended December 31, 2015, the Company applied a threshold of 20% of these three criteria.  In other words, if the assets, purchase price or pretax income of POF had been equal to or greater than 20% of the relevant measures, the Company would have included the disclosures required by ASC 805-10-50 in our Annual Report on Form 10-K for the year ended December 31, 2015.

In summary, we concluded that the POF acquisition is not a material acquisition and, therefore, we did not include the disclosures required by ASC 805-10-50 in our Annual Report on Form 10-K for the year ended December 31, 2015.  The Company notes the Staff’s comment and, in future filings, if an acquisition meets the threshold of a significant subsidiary pursuant to Rule 1-02(w) of Regulation S-X at the 10% or above level, or is otherwise qualitatively material, the Company will disclose the information required by ASC 805-10-50 with respect to that acquisition.  As it relates to POF, the Company will provide the annual disclosures required by ASC 805-10-50 in its Form 10-Q for the quarter ending June 30, 2016 and its Annual Report on Form 10-K for the year ending December 31, 2016 and the quarterly disclosures required by ASC 805-10-50 in its Forms 10-Q for the quarters ending June 30, 2016 and September 30, 2016.

Note 2  Summary of Significant Accounting Policies

Goodwill and Indefinite-Lived Intangible Assets, page 66

3.              Please tell us qualitative factors you considered related to the goodwill impairment assessments of your Connected Ventures and DailyBurn reporting units that lead you to the conclusion that it was more likely than not the fair values of the reporting units were greater than their carrying amounts.

Response:

The starting point for the Company’s annual goodwill impairment assessment is the most recent determination of fair value and the results of our quarterly assessment of indicators of impairment during the current year.  The factors that the Company considers in determining whether it is reasonable to rely on the most recent valuation are the qualitative factors that we consider to be most relevant to the determination of fair value of these businesses.  These factors include: whether there have been recent purchases of any noncontrolling interests, if applicable; whether there are any material changes in the financial performance of these subsidiaries; their actual operating and financial performance; current business conditions; financial projections; the market performance of comparable publicly traded companies; sales transactions involving comparable companies; the U.S. capital markets conditions generally; and any other factors that the Company deems relevant at the time.

The Company will perform the first and second steps of the goodwill impairment test if it concludes that these qualitative factors indicate that it is not more likely than not that the fair value of its reporting units exceed their carrying values.

One of the significant qualitative factors that the Company considers is the degree to which the fair value of a reporting unit exceeds its carrying value.  If the excess is significant, this is an important factor in concluding that it is more likely than not that the fair values of these reporting units were greater than their carrying amounts as of October 1, 2015.

Connected Ventures

•                  During the first quarter of 2015, the Company purchased the entire remaining noncontrolling interest in Connected Ventures in an arm’s length transaction at an enterprise or fair value that exceeded its October 1, 2015 carrying value by more than 270%;

•                  For each of the first three fiscal quarters for the year ended December 31, 2015, the Company determined that this value continued to be representative of the fair value of the Connected Ventures reporting unit, after considering the qualitative factors described above, and concluded that the fair value of the reporting unit exceeded its October 1, 2015 carrying value by more than 270%; and

•                  The Company updated its estimate of the fair value of Connected Ventures as of December 31, 2015 in connection with closing its books for the year then ended. The fair value of Connected Ventures in this valuation exceeded its October 1, 2015 carrying value by more than 270%.

DailyBurn

•                  During the third quarter of 2015, the Company purchased a portion of the noncontrolling interest in DailyBurn in an arm’s length transaction at an enterprise or fair value that exceeded its October 1, 2015 carrying value by more than 900%;

•                  For the quarters ended September 30, 2015 and December 31, 2015, the Company determined that this value continued to be representative of the fair value of the DailyBurn reporting unit, after considering the qualitative factors described above, and concluded that its fair value exceeded its October 1, 2015 carrying value by more than 900%.

During the fourth fiscal quarter of each year the Company assesses whether there are any qualitative factors that indicate that it is more likely than not that the fair values of its reporting units are less than their carrying values.  If there are, the Company will consider this to be a significant factor in determining whether it should reconsider its decision to perform only a qualitative assessment as of October 1.  If the factors that gave rise to this indicator of impairment were considered to be present as of October 1, the Company will perform the first and second steps of the goodwill impairment test as of that date.  If these factors arose subsequent to October 1, the Company will perform the first and second steps of the goodwill impairment test as of the later date.  As described above, the December 31, 2015 assessment of fair values of both Connected Ventures and DailyBurn indicated that it was more likely than not that the fair values of each of these reporting units were significantly in excess of their carrying values and a quantitative assessment was not performed.

In summary, the Company had available to it estimates of fair value, including arm’s length purchases of noncontrolling interests of Connected Venture and DailyBurn, which were time proximate to, but not as of, its annual impairment test date of October 1, 2015, that confirmed that the fair values of its Connected Ventures and DailyBurn reporting units were significantly in excess of their respective carrying values.  In addition, there were no other qualitative factors that would make it more likely than not that the fair values of these reporting units were less than their carrying values as of October 1, 2015.  Accordingly, the Company concluded that it was more likely than not that the fair values of these reporting units were greater than their respective carrying values.  Therefore, the Company did not perform the first and second steps of the goodwill impairment test for its Connected Ventures and DailyBurn reporting units as of October 1, 2015.

Note 8  Long-Term Debt, page 82

4.              We note your disclosure that there are additional covenants under the Match Group Credit Facility and the Match Group Term Loan that limit Match Group’s ability and the ability of its subsidiaries to, among other things, incur indebtedness, pay dividends or make distributions.  Please tell us your consideration of the disclosure requirements in Rule 4-08(e)(3) of Regulation S-X related to these new credit agreements.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that the restricted net assets of the Company’s consolidated subsidiaries and the Company’s equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together (after giving effect to intercompany eliminations) do not exceed 25 percent of consolidated net assets of the Company as of December 31, 2015.  Therefore, the disclosures stipulated by Rule 4-08(e)(3) of Regulation S-X are not required.

Note 12 Stock-Based Compensation, page 87

5.              Please disclose the total compensation cost for stock-based payment arrangements recognized in statement of operations for the years presented.  Refer to ASC 718-10-50-2h.  In addition, please show us how to reconcile stock-based compensation expense and exercise of stock options and other awards to amounts disclosed in the consolidated statements of cash flows and stockholders’ equity for each year presented.  Further, please tell us how excess tax benefits are classified in the statement of stockholders’ equity for the periods presented.

Response:  In response to the Staff’s comment, the Company advises the Staff that total compensation cost for stock-based payment arrangements recognized in the statement of operations for the years presented is disclosed on page 55 of our Annual Report on Form 10-K for the year ended December 31, 2015.  The reconciliation of total compensation costs for stock-based payment arrangements as well as exercise of stock options and other awards to amounts disclosed in the consolidated statement of cash flows and stockholders’ equity for each year presented, is set forth on Exhibit A hereto.  Excess tax benefits are classified in the line item “Income tax benefit related to stock-based awards” in the statement of stockholders’ equity.  A reconciliation of excess tax benefits from the statement of cash flows to the statement of shareholders’ equity is also set forth on Exhibit A hereto.

Form 8-K filed May 4, 2016

6.              Your disclosure of non-GAAP financial measures in Summary Results of the earnings release precedes the most directly comparable GAAP measure, which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016.  Please review this guidance when preparing your next earnings release.

Response:  In response to the Staff’s comment, the Company will review the Compliance and Disclosure Interpretations issued on May 17, 2016 and revise future earnings releases as appropriate.

*   *   *   *   *   *

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you can reach me at 212-314-7276 or Michael Schwerdtman, IAC’s Chief Accounting Officer, at 212-314-7266.

Very truly yours,

/s/Glenn H. Schiffman

Glenn H. Schiffman
Chief Financial Officer

cc: Gregg Winiarski, Executive Vice President, General Counsel

Michael Schwerdtman, Senior Vice President, Controller (Chief Accounting Officer)

Joanne Hawkins, Senior Vice President, Deputy General Counsel

IAC/InterActiveCorp	Exhibit A
Response to SEC Comment Letter Dated June 15, 2016

	Years Ended December 31,
	2015	2014	2013
	(In thousands)
Total stock-based compensation expense, as reported in the statement of operations on page 55 of the Form 10-K for the year ended December 31, 2015	$105,450	$59,634	$53,005

no reconciling differences	—	—	—

Total stock-based compensation expense, as reported in the statement of cash flows on page 59 of the Form 10-K for the year ended December 31, 2015	$105,450	$59,634	$53,005

Amount of stock-based compensation expense related to redeemable noncontrolling interests	(6,725)	(558)	—
Amount of stock-based compensation expense related to an award granted to a non-employee that is marked to market each reporting period and recorded as a liability	(6,232)	—	—

Total stock-based compensation expense, as reported in the statement of shareholders’ equity on pages 57 & 58 of the Form 10-K for the year ended December 31, 2015	$92,493	$59,076	$53,005

	Years Ended December 31,
	2015	2014	2013
	(In thousands)
Total proceeds related to the exercise of stock options and other awards, as reported in Note 12 - Stock-Based Compensation on page 89 of the Form 10-K for the year ended December 31, 2015	$27,278	$39,067	$40,724

Less: Witholding taxes paid on behalf of employees for awards that are net settled pursuant to their terms (IAC denominated RSUs, PSUs and subsidiary denominated equity awards)	(65,743)	(38,183)	(50,622)
Add: 2014 option proceeds received in 2015	47	—	—
Add: 2013 option proceeds received in 2014	—	725	—
Add: 2012 option proceeds received in 2013	—	—	4,821

Total “Issuance of common stock, net of withholding taxes,” as reported in the statement of cash flows on page 59 of the Form 10-K for the year ended December 31, 2015	$(38,418)	$1,609	$(5,077)

Less: 2014 option proceeds received in 2015	(47)	—	—
Less: 2013 option proceeds received in 2014	—	(725)	—
Less: 2012 option proceeds received in 2013	—	—	(4,821)
Timing of cash taxes withheld and paid	—	744	—
Settlement of deferred director’s share program	734	—	—

Total “Issuance of common stock pursuant to stock-based awards, net of withholding taxes,” as reported in the statement of shareholders’ equity on pages 57 & 58 of the Form 10-K for the year ended December 31, 2015	$(37,731)	$1,628	$(9,898)

	Years Ended December 31,
	2015	2014	2013
	(In thousands)
Total excess tax benefits, as reported in the statement of cash flows on page 59 of the Form 10-K for the year ended December 31, 2015	$56,418	$44,957	$32,891

Write-off of deferred tax asset on stock-based compensation expense against APIC pool related to cancellations or expirations	(12,041)	(35)	(1,707)
Impact to APIC pool related to awards where fair market value at vesting is less than fair market value at date of grant	(73)	(7,352)	(949)
Other	273	(119)	751

Total “Income tax benefit related to stock-based awards,” as reported in the statement of shareholders’ equity on pages 57 & 58 of the Form 10-K for the year ended December 31, 2015	$44,577	$37,451	$30,986